                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                TCSI Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87233R106
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                                 Johan Magnusson
                              Rocket Software, Inc.
                                275 Grove Street
                              Newton, MA 02466-2273
                            617-614-4300 (Telephone)
                            617-614-4600 (Telecopier)
    -----------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copies to:

         Peter M. Moldave, Esq.             Robert S. Townsend, Esq.
         Lucash, Gesmer & Updegrove LLP     Russell J. Wood, Esq.
         40 Broad Street                    Morrison & Foerster LLP
         Boston, Massachusetts 02109        425 Market Street
         Telecopier: 617-350-6878           San Francisco, California 94105
                                            Telecopier: (415) 268-7522

                                 March 12, 2003
    -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                  SCHEDULE 13D

CUSIP No. 87233R106

1.   NAMES OF REPORTING PERSONS/
     Rocket Software, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     IRS Id. No: 04-3090800
-----------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                  (a) ( )
                                  (b) ( )
-----------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                 (  )

-----------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-----------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      -------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                20,616,606
     EACH       -------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       -------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           20,616,606
-----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           20,616,606
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES                                                       (  )
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           100%(1)
-----------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
                           CO
-----------------------------------------------------------------------

(1) Based on the shares issued and outstanding prior to the merger.

                                  SCHEDULE 13D

     CUSIP No. 87233R106

1.   NAMES OF REPORTING PERSONS/
     Johan Magnusson
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

-----------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                            (a) ( )
                            (b) ( )
-----------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)       (  )

-----------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Sweden
-----------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      -------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                20,616,606 (1)
     EACH       -------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           20,616,606 (1)
-----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           20,616,606 (1)
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES                                 (  )
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           100%(2)
-----------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
                           IN
-----------------------------------------------------------------------

(1) Beneficial ownership of the shares of common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such shares as a result of ownership of Rocket Software, Inc. described in this Schedule 13D. For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, such beneficial ownership is expressly disclaimed, except to the extent of its respective pecuniary interest therein, if any, or as otherwise described in this Schedule 13D.

(2) Based on the shares issued and outstanding prior to the merger.

                                  SCHEDULE 13D

     CUSIP No.  87233R106

1.   NAMES OF REPORTING PERSONS/
     Andrew Youniss
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

-----------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                            (a) ( )
                            (b) ( )
-----------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)      (  )

-----------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
-----------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      ------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                20,616,606 (1)
     EACH       ------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           20,616,606 (1)
-----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           20,616,606 (1)
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES                                                     (  )
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           100%(2)
-----------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
                           IN
-----------------------------------------------------------------------

(1) Beneficial ownership of the shares of common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such shares as a result of ownership of Rocket Software, Inc. described in this Schedule 13D. For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, such beneficial ownership is expressly disclaimed, except to the extent of its respective pecuniary interest therein, if any, or as otherwise described in this Schedule 13D.

(2)  Based on the shares issued and outstanding prior to the merger.

                                  SCHEDULE 13D

     CUSIP No.  87233R106

1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Matthew Kelley

-----------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                            (a) ( )
                            (b) ( )
-----------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)        (  )

-----------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
-----------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      ------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                20,616,606 (1)
     EACH       ------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           20,616,606 (1)
-----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           20,616,606 (1)
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                      (  )
-----------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           100%(2)
-----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           IN
-----------------------------------------------------------------------

(1) Beneficial ownership of the shares of common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such shares as a result of ownership of Rocket Software, Inc. described in this Schedule 13D. For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, such beneficial ownership is expressly disclaimed, except to the extent of its respective pecuniary interest therein, if any, or as otherwise described in this Schedule 13D.

(2)  Based on the shares issued and outstanding prior to the merger.

         This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 27, 2002 by Rocket Software, Inc., a Delaware corporation ("Rocket"), and Rocket Acquisition Sub, Inc., a Nevada corporation ("Merger Sub"). This Amendment relates to the common stock, par value $0.10 per share (the "Common Stock"), of TCSI Corporation, a Nevada corporation ("TCSI"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

         The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Items 3, 4 and 5

         On March 12, 2003, Rocket completed the acquisition of TCSI. At a Special Meeting of Stockholders of TCSI held on March 12, 2003, holders of a majority of the outstanding shares of the Common Stock approved the merger (the "Merger") of TCSI with and into Merger Sub under Nevada law. As a result of the Merger, TCSI became a direct wholly owned subsidiary of Rocket and each publicly held share of TCSI Common Stock outstanding immediately prior to the Merger (other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under Nevada law) was converted into the right to receive $0.52 in cash, without interest thereon.

         Materials will be promptly forwarded to former holders of TCSI Common Stock to permit such holders to exchange their former shares for the Merger consideration of $0.52 per share in cash. The source of funds for the payment of the Merger consideration is Rocket's cash on hand and cash equivalents.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2003

                                     ROCKET SOFTWARE, INC.

                                     By: /s/ Johan Magnusson
                                         ------------------------
                                         Name: Johan Magnusson
                                         Title: Chief Operating Officer
                                         Vice President

                                     By: /s/ Johan Magnusson
                                         ------------------------
                                         Name: Johan Magnusson

                                     By: /s/ Andrew Youniss
                                         ------------------------
                                         Name: Andrew Youniss

                                     By: /s/ Matthew Kelley
                                         ------------------------
                                         Name: Matthew Kelley